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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                            DURAKON INDUSTRIES, INC.
                           (Name of Subject Company)

                            DURAKON INDUSTRIES, INC.
                       (Name of Person Filing Statement)

                               ----------------

                        COMMON STOCK, WITHOUT PAR VALUE
                         (Title of Class of Securities)

                                  266334 10 1
                     (CUSIP Number of Class of Securities)

                               ----------------

                                DAVID W. WRIGHT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            DURAKON INDUSTRIES, INC.
                              2101 N. LAPEER ROAD
                             LAPEER, MICHIGAN 48446
                                 (810) 664-0850
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                    COPY TO:
                                 DONALD J. KUNZ
                       HONIGMAN MILLER SCHWARTZ AND COHN
                          2290 FIRST NATIONAL BUILDING
                              660 WOODWARD AVENUE
                            DETROIT, MICHIGAN 48226
                                 (313) 465-7454

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Item 1. Security and Subject Company

   The name of the subject company is Durakon Industries, Inc., a Michigan corporation (the "Company"), and the address of the principal executive offices of the Company is 2101 N. Lapeer Road, Lapeer, Michigan 48446. The title of the class of equity securities to which this statement relates is the common stock, without par value, of the Company (the "Shares").

Item 2. Tender Offer of the Bidder

   This statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1, dated June 25, 1999 (the "Schedule 14D-1") of LPIV Acquisition Corp., a Michigan corporation (the "Purchaser") and a wholly-owned subsidiary of Littlejohn Partners IV, L.P., a limited partnership organized under the laws of Delaware (the "Parent"), to purchase all outstanding Shares at a price of $16.00 per Share (such amount, the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 1999 (the "Offer to Purchase") , and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

   The Purchaser is making the Offer pursuant to the Agreement and Plan of Merger among the Parent, the Purchaser and the Company, dated June 17, 1999 (the "Merger Agreement"). The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions contained therein and in accordance with the Business Corporation Act of the State of Michigan ("MBCA"), as promptly as practicable, after the satisfaction or waiver of the conditions contained therein and the purchase of Shares pursuant to the Offer, the Purchaser will be merged with and into the Company (the "Merger").

   According to the Schedule 14D-1, the address of the principal executive office of the Purchaser and the Parent is 115 East Putnam Avenue, Greenwich, CT 06830.

Item 3. Identity and Background

   (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

   (b) Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) the Parent, the Purchaser, their executive officers, directors or affiliates.

   Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in the Company's Proxy Statement dated April 23, 1999, relating to its 1999 annual meeting of shareholders (the "1999 Proxy Statement"). A copy of the 1999 Proxy Statement is attached hereto as Exhibit (c)(1) and the portions thereof referred to above are incorporated herein by reference. The Company has entered into an Indemnity Agreement with each of the members of the Board of Directors of the Company, pursuant to which the Company has agreed to indemnify each director against any and all expenses and liabilities of any type incurred by such director by reason of the fact that such individual is or was a director or officer of the Company. Copies of such Indemnity Agreements referred to above are attached hereto as Exhibits (c)(2) through
(c)(6) and incorporated herein by reference.

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MERGER AGREEMENT

   The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement which is attached hereto as Exhibit (c)(7) and incorporated herein by reference.

   The Offer. The Merger Agreement provides that if none of the events set forth below under the heading, "Certain Conditions of the Offer" shall have occurred or is existing, the Purchaser will commence the Offer as promptly as reasonably practicable after the date of the Merger Agreement, but in no event later than five business days after the date thereof. The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the condition that there have been validly tendered and not withdrawn prior to the expiration of the offer at least 90% of the outstanding Shares (the "Minimum Tender Condition") and the other conditions set forth below under the heading, "Certain Conditions of the Offer". Pursuant to the Merger Agreement, the Purchaser expressly reserves the right to waive any such condition, to increase the price per Share payable in the Offer, and to make any other changes in the terms and conditions of the Offer; provided, however, that, without the prior written consent of the Company, no change may be made (i) which decreases the price per Share payable in the Offer, (ii) which changes the form of consideration payable in the Offer, (iii) which, except as set forth in the next succeeding sentence, extends the period that the Offer is outstanding, (iv) which reduces the maximum number of Shares to be purchased in the Offer or (v) which imposes conditions other than those set forth below under the heading, "Certain Conditions of the Offer". The Merger Agreement, however, provides that notwithstanding anything to the contrary contained therein, without the consent of the Company, the Parent and the Purchaser may extend the Offer for one or more periods not to exceed 30 days in the aggregate.

   Certain Conditions of the Offer. Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer if (i) the Minimum Tender Condition shall not have been satisfied, (ii) at any time on or after the date of the Merger Agreement and prior to the acceptance of such Shares for payment, any of the following conditions exist:

     (a) there shall have been entered any order, preliminary or permanent injunction, decree, judgment or ruling in any action or proceeding before any court or governmental, administrative or regulatory authority or agency, which makes illegal or otherwise directly or indirectly restrains or prohibits or makes materially more costly the making of the Offer, the acceptance for payment of, or payment for, any Shares by the Parent, the Purchaser or any other affiliate of the Parent, or the consummation of any other transaction contemplated by the Merger Agreement;

     (b) there shall have occurred any Material Adverse Effect (as defined in the Merger Agreement) with respect to the Company;

     (c) (i) the Board of Directors of the Company or any committee thereof
  (x) shall have withdrawn or modified in a manner adverse to the Parent or the Purchaser the approval or recommendation of the Offer, the Merger, the Shareholder Agreements (as defined below) or the Merger Agreement, (y) shall have failed to reaffirm such approval or recommendation upon request by the Parent given after the Company's receipt of a proposal involving a Competing Transaction (as defined in the Merger Agreement) or (z) shall have approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer and the Merger, or (ii) the Board of Directors of the Company or any committee thereof shall have resolved to do any of the foregoing;

     (d) there shall have been any misstatement in or omission from any representation of, or there shall have occurred any breach of warranty by, the Company in the Merger Agreement as a result of which, individually or in the aggregate, there may reasonably be expected to occur a Material Adverse Effect with respect to the Company;

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     (e) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any material agreement or material covenant of the Company to be performed or complied with by it under the Agreement;

     (f) the Merger Agreement shall been terminated in accordance with its terms;

     (g) the Company shall not have taken or caused to be taken all such action so that each outstanding option to purchase Shares issued by the Company other than pursuant to the Company's 1996 Stock Option Plan shall be automatically canceled as of the effective time of the Merger (the "Effective Time") and the holders of each such option shall only be entitled to receive from the Company, at the Effective Time or as soon as practicable thereafter, an amount in cash equal to the product of (i) the number of Shares previously subject to such option and (ii) the excess, if any, of the Merger Consideration (as defined in the Merger Agreement) over the exercise price per Share previously subject to such option, in exchange for the cancellation of each such option;

     (h) the Purchaser and the Company shall have agreed that the Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder which, in the sole judgment of the Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by the Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment; or

     (i) the Company's consolidated cash balance, as computed in accordance with generally accepted accounting principles, as of the expiration of the Offer, shall be less than $15 million, determined after subtracting an amount equal to the then-outstanding accounts payable (excluding inter-company accounts payable) incurred by the Company, any wholly-owned subsidiary of the Company (a "Subsidiary") and/or Durakon Mexicana, S. A. de C. V. ("Duramex"), relating to certain expenditures permitted to be made pursuant to the Merger Agreement in connection with the GMT-805 project;

or (iii) immediately after the expiration of the Offer, the President of the Company shall not have delivered a certificate in form and substance reasonably satisfactory to Parent to the effect that the condition described above does not exist.

   The Merger Agreement provides that the foregoing conditions are for the sole benefit of the Purchaser and the Parent and may be asserted by the Purchaser or the Parent regardless of the circumstances giving rise to any such condition or may be waived by the Purchaser or the Parent in whole or in part at any time and from time to time in their sole discretion. The Merger Agreement provides that the failure by the Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

   Company Action. The Merger Agreement provides that, subject to the conditions thereof, the Company has approved of and consented to the Offer. The Board of Directors of the Company, at meetings duly called and held on June 14, 1999 and June 17, 1999, has unanimously (i) determined that the Merger Agreement and the Shareholder Agreements, and the transactions contemplated by the Merger Agreement (the "Transactions"), including, without limitation, the Offer, the Merger and the tender of the Shares pursuant to the Shareholder Agreements, are fair to and in the best interests of the shareholders of the Company, (ii) approved and adopted the Merger Agreement and the Shareholders Agreement, and the Transactions, including, without limitation, the Offer, the Merger and the tender of the Shares pursuant to the Shareholder Agreements, (iii) taken all action to render the provisions of
Section 775 through 784 of the MBCA inapplicable to the Offer, the Merger and the Shareholder Agreements, and (iv) recommended that the shareholders of the Company accept the Offer and approve and adopt the Merger Agreement and the Transactions, including, without limitation, the Merger.

   The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with the MBCA, at the Effective Time the Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the

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Company will continue as the Surviving Corporation (as defined in the Merger
Agreement), and shall continue to be governed by the laws of the State of Michigan. The Merger Agreement provides that the Parent, the Purchaser and the Company shall use their reasonable best efforts to consummate the Merger as soon as practicable.

   Pursuant to the Merger Agreement, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held by the Purchaser, the Parent or any direct or indirect wholly owned subsidiary of the Parent or the Company, which will be canceled and retired without any conversion thereof and no payment or distribution shall be made with respect thereto) shall be canceled and shall be converted automatically into the right to receive an amount equal to the Merger Consideration, payable, without interest, to the holder of such Shares, upon surrender in accordance with the Merger Agreement, of the certificate that formerly evidenced such Shares. In addition, at the Effective Time, each share of common stock, without par value, of the Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, without par value, of the Surviving Corporation.

   The Merger Agreement provides that, each outstanding option to purchase Shares granted under the Company Stock Option Plans (as defined in the Merger Agreement) or otherwise will be canceled at the Effective Time, and each holder of a canceled option (whether issued pursuant to a Company Stock Option Plan or otherwise) will be entitled to receive, at the Effective Time or as soon as practicable thereafter, from the Company, in consideration for the cancellation of such option, an amount in cash equal to the product of (i) the number of Shares previously subject to such option and (ii) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such option.

   The Merger Agreement provides that the Articles of Incorporation of the Purchaser, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation of the Surviving Corporation, and that the By-Laws of the Purchaser, as in effect immediately prior to the Effective Time, will be the By-Laws of the Surviving Corporation, in each case, until amended in accordance with applicable law. The Merger Agreement also provides that the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

   Special Shareholders' Meeting. If immediately after the expiration of the Offer at least a majority of the outstanding shares on a fully-diluted basis have been tendered in the Offer and not withdrawn, but the Minimum Tender Condition has not been satisfied, then the parties have agreed that the Purchaser will not purchase any shares pursuant to the Offer and, instead, the Company will promptly, in accordance with applicable law and its Articles of Incorporation and Bylaws, (i) duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following the expiration of the Offer for the purpose of considering and taking action on the Merger Agreement and the Transactions (the "Special Shareholders' Meeting") and (ii) subject to certain provisions of the Merger Agreement, (a) include in the proxy statement to be prepared in connection with such meeting (the "Proxy Statement") the unanimous recommendation of the Board of Directors of the Company that the shareholders of the Company approve and adopt the Merger Agreement and the Transactions, including without limitation, the Merger and (b) use its best efforts to obtain such approval and adoption.

   Proxy Statement. The Merger Agreement provides that, as soon as practicable following the date of the Merger Agreement, the Company will file the Proxy Statement with the Commission under the Exchange Act, unless not required under applicable "short-form" merger provisions of the MBCA, and, if Shares have not been purchased in the Offer but the parties are obligated to proceed with the Merger, the Company will use its best efforts to have the Proxy Statement cleared by the Commission. The parties will cooperate with one another in this endeavor.

   Access to Information; Confidentiality. Pursuant to the Merger Agreement, from the date of the Merger Agreement to the Effective Time, the Company will, and will cause the Subsidiaries and the officers, directors,

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employees, auditors and other agents of the Company and the Subsidiaries to, afford the officers, employees and agents of the Parent and the Purchaser access at all reasonable times to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary, will instruct its independent auditors to make available its accountants' work papers to the officers, employees or agents of the Parent and the Purchaser, and will furnish the Parent and the Purchaser with all financial, operating and other data and information as the Parent or the Purchaser, through its officers, employees or agents, may reasonably request. All information obtained by the Parent or the Purchaser pursuant to the above sentence will be kept confidential in accordance with the Confidentiality Agreement between the Parent and the Company, a copy of which is filed and attached hereto as Exhibit (c)(8) and incorporated herein by reference.

   Representations and Warranties. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to the Parent and the Purchaser with respect to, among other things, its organization and qualification, the Subsidiaries, capitalization, authority, required filings and consents, compliance with law, financial statements, the absence of certain changes or events concerning the Company or any of the Subsidiaries since December 31, 1998, the absence of litigation, employee benefit plans, labor matters, information in the Schedule 14D-1, the Offer to Purchase and such other documents, together with all supplements and amendments thereto (collectively, the "Offer Documents"), this Schedule 14D-9 and the Proxy Statement, real property matters, intellectual property matters, taxes, environmental matters, material contracts, brokers and counsel, Year 2000 compliance and the capitalization and certain other matters concerning Duramex. The Parent and the Purchaser have made customary representations and warranties to the Company with respect to, among other things, its organization, authority, no conflicts, required filings and consents, financing for the Offer, information in the Offer Documents and the proxy statement, and brokers.

   Conduct of Business by the Company. Pursuant to the Merger Agreement, the Company has agreed that, from the date of the Merger Agreement to the Effective Time, unless the Parent shall otherwise agree in writing, the business of the Company and the Subsidiaries will be conducted only in, and the Company and the Subsidiaries will not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company will use its best efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with which the Company or any Subsidiary has significant business relationships.

   Pursuant to the Merger Agreement, neither the Company nor any Subsidiary will, from the date of the Merger Agreement to the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of the Parent: (i) amend or otherwise its Articles of Incorporation or Bylaws or equivalent organizational documents; (ii) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (a) any shares of capital stock of any class of the Company, any Subsidiary, Duramex or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company, any Subsidiary or Duramex (except for the issuance of a maximum of 468,000 Shares issuable pursuant to stock options outstanding on the date of the Merger Agreement) or (b) any assets of the Company, any Subsidiary, except for sales in the ordinary course of business and in a manner consistent with past practice; (iii)(a) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, or (b) make any capital contribution with respect to any Subsidiary or Duramex; (iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (v)(a) except as expressly provided pursuant to the Merger Agreement, take any of the actions described in (b)(2), (b)(3), (b)(4), (b)(6) and (b)(7) of this subsection (v) as they relate to the GMT-805 project being undertaken by the Company and Duramex or (b)(1) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) another entity or any assets, (2) incur indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, pledge in respect of or otherwise as an accommodation become

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responsible for the obligations of any person, or make loans or advances, except in the ordinary course of business consistent with past practice, but in no event shall there be more than $1,300,000 of indebtedness outstanding at any one time, (3) enter into any contract or agreement other than (A) agreements specifically provided for in the Merger Agreement (which shall only be entered into following consultation with the Parent) or (B) contracts or agreements entered into in the ordinary course of business consistent with past practice and which require payments by the Company or the Subsidiaries in an aggregate amount of less than $100,000, (4) terminate, cancel or permit any change in, or agree to any change in, any Material Contract (as defined in the Merger Agreement), except in the ordinary course of business consistent with past practice, (5) terminate, cancel or permit any change in, or agree to any change in, any Affiliate Contract, Broker Agreement or Attorney Engagement (each as defined in the Merger Agreement), (6) authorize any single capital expenditure which is above specified dollar thresholds, or (7) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this subparagraph (v); (vi) increase the compensation of, or grant any severance or termination pay to, directors, officers and employees (except for normal compensation increases consistent with past practice for employees who are not officers); (vii) change accounting policies or practices; (viii) make any tax election or settle or compromise any material federal, state, local or foreign income tax liability; (ix) pay, discharge or satisfy any claim, liability or obligation; or (x) announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the foregoing.

   No Solicitation of Transactions. Pursuant to the Merger Agreement, neither the Company nor any Subsidiary shall, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person relating to the acquisition or purchase of all or any material portion of the assets of, or any equity interest in, the Company or any Subsidiary or any merger, consolidation, business combination, reorganization, recapitalization or similar transaction involving the Company or any subsidiary (each a "Competing Transaction") or participate in any discussions or negotiations regarding, or furnish to any other person any information with respect, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. The Company and each of the Subsidiaries will cease and cause to be terminated any existing activities, discussions or negotiations by or on its behalf with any other person conducted prior to the execution of the Merger Agreement with respect to any Competing Transaction and will promptly notify the Parent following receipt of any request by any person relating to any possible Competing Transaction or information concerning the Company. Pursuant to the Merger Agreement, the Company provided the Parent with the name of each person to whom any confidential documents or information concerning the Company or any of the Subsidiaries was disclosed by or on behalf of the Company since January 1, 1998 for the purpose of discussing a possible change in control transaction involving the Company (a "Potential Buyer"). The Company will promptly request that each such Potential Buyer either return all of such confidential documents and information, and all copies thereof, to the Company or deliver a written certification of such destruction to the Company. The Company shall use its best efforts to cause each such Potential Buyer to comply with such request and shall notify the Parent promptly following compliance by each Potential Buyer with such request. The Company agrees that it will not disclose any of the terms of the Merger Agreement or the matters referred to therein to any other prospective acquiror of the Company until the Effective Time or earlier if the Merger Agreement is terminated in accordance with its terms, except to the extent such disclosure is required by law or the regulations of Nasdaq. Nothing contained in the Merger Agreement shall prohibit the Board of Directors of the Company from furnishing information to, or entering into discussions or negotiations with, any person in connection with an unsolicited (from the date of the Merger Agreement) proposal involving a fully-financed Competing Transaction which is made in writing by such person and which, if consummated, would provide consideration per Share to the shareholders of the Company in excess of the Offer Price (a "Superior Proposal"), if, and only to the extent that, the Board of Directors of the Company determines in good faith, based upon the written advice of its counsel, that such action is required for the Board of Directors of the Company to comply with its fiduciary duties to shareholders under the MBCA.

   Employee Benefits Matters. The Merger Agreement provides that for a period of one year from the Effective Time, the Parent shall, or shall cause the Company or the Surviving Corporation to, maintain the Plans

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(as defined in the Merger Agreement) (other than the Company Stock Option
Plans) which the Company maintains for the benefit of, or which are open to, a majority of the employees of the Company on the terms in effect on the date of the Merger Agreement, or such other plans, arrangements or programs as will provide employees with benefits that in the aggregate are substantially equivalent to those provided under the Plans (other than the Company Stock Option Plans) as in effect on the date of the Merger Agreement. In addition, the Parent shall, or shall cause the Company or the Surviving Corporation to, assume and agree to perform certain Change of Control Agreements in the same manner and to the same extent that the Company is required to perform such agreements.

   Directors' and Officers' Indemnification and Insurance. The Merger Agreement provides that the Articles of Incorporation and Bylaws of the Surviving Corporation must contain provisions no less favorable with respect to indemnification than are set forth in the Bylaws of the Company and these provisions may not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

   The Merger Agreement provides that the Company agrees to indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation agrees to indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company and each Subsidiary (collectively, the "Indemnified Parties") against any costs and expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring before or after the Effective Time, for a period of six years after the date of the Merger Agreement. In the event of such claim, action, suit, proceeding or investigation, (a) the Company or the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company or the Surviving Corporation, promptly after statements therefor are received and (b) the Company and the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent will not be unreasonably withheld); provided further that neither the Company nor the Surviving Corporation shall be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in any single action except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of the action; and provided further that, in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim.

   The Merger Agreement provides that the Surviving Corporation shall use its best efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring on or prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 250% of current annual premiums paid by the Company for such insurance. The Merger Agreement requires that any successor corporation or assignee of the Company or the Surviving Corporation assume these insurance and indemnification obligations.

   Waiver. The Merger Agreement provides that, at any time prior to the Effective Time, any party thereto may (i) extend the time for the performance of any of the obligation or other act of any other party thereto, (ii) waive any inaccuracy in the representations and warranties contained therein or in any document delivered pursuant thereto and (iii) waive compliance with any agreement or condition contained therein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

   Conditions to the Merger If Offer Conditions Have Been Satisfied or
Waived. The Merger Agreement provides that if the conditions set forth above under the heading, "Certain Conditions of the Offer" have been satisfied or, where permitted, waived, the respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) the Merger Agreement and the Transactions, including, without limitation, the Merger, shall have been approved and adopted by the affirmative vote of the shareholders of the Company (unless the vote of shareholders is not required by the MBCA); (ii) no governmental authority, agency or commission shall have enacted, issued promulgated, enforced or entered any law, rule, regulation executive order, decree, injunction or other order which is then in effect and has the effect of making the acquisition of Shares by the Parent or the Purchaser or any affiliate of either of them or the consummation of the Merger illegal or otherwise restricting, preventing or prohibiting the consummation of the Transactions; and (iii) the Purchaser shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall only be applicable to the obligations of the Parent and the Purchaser if the Purchaser's failure to purchase such Shares is not in breach of the Merger Agreement or the terms of the Offer.

   Conditions to the Merger If Offer Conditions Have Not Been Satisfied or Waived. The Merger Agreement provides that if the conditions set forth above under the heading, "Certain Conditions of the Offer" have not been satisfied or, where permitted, waived, the respective obligations of the Parent and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger shall be subject to the satisfaction, or, where permitted, waived, at or prior to the Effective Time of the conditions set forth in subsections (a) and (b) below:

     (a) Conditions Applicable to the Parent and the Purchaser: (1) the Merger Agreement and the Transactions, including, without limitation, the Merger, shall have been approved and adopted by the affirmative vote of the shareholders of the Company (unless the vote of shareholders is not required by the MBCA); (2) no governmental authority, agency or commission shall have enacted, issued promulgated, enforced or entered any law, rule, regulation executive order, decree, injunction or other order which is then in effect and has the effect of making the acquisition of Shares by the Parent or the Purchaser or any affiliate of either of them or the consummation of the Merger illegal or otherwise restricting, preventing or prohibiting the consummation of the Transactions; (3) there shall not have occurred any Material Adverse Effect, which, although further defined in the Merger agreement, is generally a change, other than a change to the design specifications or scope of the Company's for the GMT-805 project being undertaken by the Company and Duramex, that adversely affect, or may be reasonably likely to adversely affect, the business (operational, financial or otherwise) of the Company and its subsidiaries by an amount equal to at least $5 million; (4) the Company shall have taken or caused to be taken all such action so that each outstanding option to purchase Shares issued by the Company other than pursuant to the Company's 1996 Stock Option Plan shall be automatically canceled as of the Effective Time and the holders of each such option shall only be entitled to receive from the Company, at the Effective Time or as soon as practicable thereafter, an amount in cash equal to the Spread (as defined in the Merger Agreement), if any, in exchange for the cancellation of each such option; (5) no misstatement in or omission from any representation of, or beach of warranty by, the Company in the Merger Agreement, as a result of which there may reasonably be expected to occur a material adverse effect with respect to the Company, and the President of the Company shall have delivered a certificate to such effect in form and substance reasonably satisfactory to the Parent; (6) the Company shall have performed in all material respects all of its obligations, and shall have complied in all material respects with all of its material agreements and covenants, to be performed or complied with by it under the Merger Agreement, and the President of the Company shall have delivered a certificate to such effect in form and substance reasonably satisfactory to the Parent; and (7) the Company's consolidated cash balance, as computed in accordance with generally accepted accounting principles, as of the expiration of the Effective Time, shall be less than $15 million, determined after subtracting an amount equal to the then-outstanding accounts payable (excluding inter-company accounts payable) incurred by the Company, any Subsidiary and/or Duramex relating to certain expenditures permitted to be made pursuant to the Merger Agreement in connection with the GMT-805 project.

     (b) Conditions Applicable to the Company: (1) the Merger Agreement and the Transactions, including, without limitation, the Merger, shall have been approved and adopted by the affirmative vote of the shareholders of the Company (unless the vote of shareholders is not required by the MBCA);
  (2) no governmental authority, agency or commission shall have enacted, issued promulgated, enforced or entered any law, rule, regulation executive order, decree, injunction or other order which is then in effect and has the effect of making the acquisition of Shares by the Parent or the Purchaser or any affiliate of either of them or the consummation of the Merger illegal or otherwise restricting, preventing or prohibiting the consummation of the Transactions; (3) no misstatement in or omission from any representation of, or breach of warranty by, the Parent or the Purchaser in the Merger Agreement, as a result of which there may reasonably be expected to occur a material adverse effect with respect to the Parent or the Purchaser, and the President of the Parent shall have delivered a certificate to such effect in form and substance reasonably satisfactory to the Company; and (4) the Parent and the Purchaser shall have performed in all material respects all of their obligations, and shall have complied in all material respects with all of their material agreements and covenants, to be performed or complied with by them under the Merger Agreement, and the President of the Parent shall have delivered a certificate to such effect in form and substance reasonably satisfactory to the Company.

   Termination. The Merger Agreement provides that it may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the shareholders of the Company:

     (i) By mutual written consent duly authorized by (a) the Boards of Directors of the Purchaser and the Company and (b) the general partner of the Parent; or

     (ii) By the Parent, the Purchaser or the Company if (a) the Effective Time shall not have occurred on or before November 30, 1999; provided, however, that the right to terminate the Merger Agreement under this section shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or
  (b) any court of competent jurisdiction in the United States or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

     (iii) By the Parent, upon approval of its Board of Directors, if (a) due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth above under the heading, "Certain Conditions of the Offer" other than the Minimum Tender Condition, the Purchaser shall have (1) failed to commence the Offer within 60 days following the date of the Merger Agreement, (2) terminated the Offer without having accepted any Shares for payment thereunder or (3) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer; provided, however, that the Minimum Tender Condition shall have been satisfied and such action or inaction under (1),
  (2) or (3) shall not have been caused by or resulted from the failure of the Parent or the Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by the Parent or the Purchaser of any material representation or warranty of either of them contained in this Agreement or
  (b) prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to the Purchaser or the Parent or, after receipt of a proposal involving a Competing Transaction, upon the request of the Parent, shall not have promptly publicly reaffirmed, its approval or recommendation of the Offer, the Merger Agreement, the Merger, the Shareholder Agreements or any other Transaction, or shall have recommended another merger, consolidation, business combination, recapitalization, reorganization or similar transaction involving, or acquisition of, the Company or its assets, or another tender offer or exchange offer for Shares, or shall have resolved to do any of the foregoing; or

     (iv) By the Parent, upon approval of its Board of Directors, if the Company shall have materially breached its obligations discussed under the heading "No Solicitation of Transactions" above; or

     (v) By the Company, upon approval of the Board of Directors of the Company, if due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth above in under the heading, "Certain Conditions of the Offer" other than the Minimum Tender Condition, the Purchaser shall have (a) failed to commence the Offer within 60 days following the date of the Merger Agreement, (b) terminated the Offer without having accepted any Shares for payment thereunder or (c) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer; provided, however, that the Minimum Tender Condition shall have been satisfied and such action or inaction under (a),
  (b) and (c) shall not have been caused by or resulted from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in the Merger Agreement or the material breach by the Company of any material representation or warranty of it contained in the Merger Agreement; or

     (vi) By the Company or the Parent, prior to the purchase of Shares pursuant to the Offer, if the Board of Directors of the Company, in full compliance with the provisions discussed above under the heading "No Solicitation of Transactions", shall have approved the execution by the Company of a definitive agreement relating to a Superior Proposal; provided, however, the Company shall not be entitled to terminate the Merger Agreement pursuant to this section (vi) unless, at least three (3) business days prior to such termination, the Company shall have first provided to the Parent (a) notice of its intention to terminate the Merger Agreement as of a particular effective date, (b) copies of the definitive documents relating to the Superior Proposal that the Board of Directors of the Company has resolved to approve and (c) the right to increase the price to be paid for the Shares purchased pursuant to the Offer and the Merger to an amount per Share equal to the amount per Share to be received by the shareholders of the Company pursuant to the Superior Proposal (the "Higher Price"); and provided, further, that if, prior to the effective date of such termination as set forth in the notice from the Company referred to above, the Parent notifies the Company of its agreement to pay the Higher Price, the Merger Agreement shall not terminate; or

     (vii) By either the Parent or the Company at any time after the expiration of the Offer if, immediately after expiration of the Offer, less than a majority of the outstanding Shares on a fully-diluted basis have been tendered into the Offer, and not withdrawn.

   Effect of Termination. In the event of the termination of the Merger Agreement pursuant to the foregoing, the Merger Agreement will then become void, and there will be no liability on the part of any party thereto, except as set forth in Sections 8.03 (Fees and Expenses) and 9.01 (Non-Survival of Representations and Warranties) of the Merger Agreement. This, however, will not relieve any party from liability for any breach of the Merger Agreement.

   Fees and Expenses. The Merger Agreement provides that in the event that (a) any person shall have commenced a tender or exchange offer for 25% or more (or which, assuming the maximum amount of securities which could be purchased, would result in any person beneficially owning 25% or more) of the then outstanding Shares or otherwise publicly announced a Competing Transaction for the direct or indirect acquisition of the Company or all or substantially all of its assets and (1) the Board of Directors of the Company does not recommend against the Competing Transaction, (2) the Offer shall have remained open for at least 20 business days, (3) the Minimum Tender Condition shall not have been satisfied and (4) the Merger Agreement shall have been terminated; or (b) the Merger Agreement is terminated pursuant to clauses (iii)(b), (iv) or (vi) under "Termination" above; then, in any such event, the Company shall pay the Parent promptly (but in no event later than one business day after the first of such events shall have occurred) a fee of $3,545,389 (representing 3.5% of the aggregate consideration paid in the Offer and the Merger) and shall reimburse the Parent promptly for all out-of-pocket expenses incurred by it, up to a maximum of $500,000, in connection with its due diligence investigation, dealings with financing sources and in the negotiation, execution and delivery of the Merger Agreement and any debt financing arrangements relating to the Offer or the Merger, such expenses to include, without limitation, attorneys', accountants' and other consultants' fees and disbursements, bank fees, and travel costs. Such amounts shall be payable in immediately available funds.

   The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any Transaction is consummated.

Shareholder Agreements

   Each of the following shareholders of the Company (the "Shareholders") has entered into a Stock Tender and Voting Agreement (collectively, the "Shareholder Agreements"), dated June 17, 1999, with the Parent and the
Purchaser: David Aronow, Phillip Wm. Fisher, Richard J. Jacob, Robert M. Teeter, David W. Wright, Max M. Fisher Revocable Trust, u/a/d August 13, 1988, Martinique Charitable Remainder Unitrust, Wolverine Investors, 1990 Bronx Trust #1 and 1990 Des Moines Trust #1. The following is a summary of certain provisions of the Shareholder Agreements. This summary is qualified in its entirety by reference to the Shareholder Agreements which are attached hereto as Exhibits (c)(9) through (c)(18) and incorporated herein by reference.

   Agreement to Tender. Pursuant to the Shareholder Agreements, each Shareholder will tender all Shares beneficially owned by it pursuant to the Offer within 10 business days of commencement of the Offer.

   Voting and Irrevocable Proxy. Pursuant to the Shareholder Agreements, each Shareholder will (i) vote all Shares beneficially owned by it in favor of the Merger, (ii) vote all Shares beneficially owned by it against any action or agreement that would result in a breach of any covenant or any representation or warranty or any other obligation or agreement of the Company under or pursuant to the Merger Agreement, (iii) vote all Shares beneficially owned by it against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer, and (iv) without limiting the foregoing, consult with the Parent and vote all Shares beneficially owned by it in such manner as is determined by the Parent to be in compliance with this paragraph. Pursuant to the Shareholder Agreements, each Shareholder has delivered to the Parent contemporaneously with the execution of its Shareholder Agreement an Irrevocable Proxy pursuant to which each Shareholder irrevocably appoints and constitutes Angus C. Littlejohn, Jr., Michael I. Klein and the Parent as its proxies and attorneys-in-fact to exercise the proxy to vote the Shares in the foregoing manner at any time until the earlier to occur of the valid termination of the Merger Agreement or the Effective Time.

   Termination. The Shareholder Agreements provide that they will terminate on the earliest to occur of (a) the date on which the Purchaser accepts for payment the Shares tendered in the Offer, so long as the Shares are so tendered and not withdrawn, (b) the Effective Time and (c) the date of the termination of the Merger Agreement in accordance with its terms. The Purchaser shall not purchase the Shares subject to the Shareholder Agreements pursuant to the Offer unless the Purchaser purchases pursuant to the Offer that number of Shares such that the Minimum Tender Condition is satisfied.

   Certain Covenants of Shareholder. Pursuant to the Shareholder Agreements, each Shareholder agrees not to: (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Shares; (b) grant any proxies, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (c) directly or indirectly through any agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person (other than the Parent or the Purchaser) relating to any Competing Transaction, or participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any person (other than the Parent and the Purchaser) to do or seek any of the foregoing. Pursuant to the Shareholder Agreements, each Shareholder has agreed to cease and cause to be terminated any existing activities, discussions or negotiations by or on its behalf with any person (other than the Parent and the Purchaser) conducted prior to entering such agreement with respect to any Competing Transaction and agreed to promptly notify the Parent following receipt of any request by any person (other than the Parent or the Purchaser) relating to any possible Competing Transaction or information concerning the Company. The Shareholder Agreements provide that the Shareholder may, solely in his capacity as a member of the Board of Directors of the Company, furnish information to, or enter into discussions or negotiations with, any person in connection with an unsolicited proposal involving a fully-financed Competing Transaction which is made in writing by such person and which, if consummated, would provide consideration per share of Common Stock to the shareholders of the Company in excess of the Offer Price if, and only to the extent that, the Board of Directors of the Company determines in good faith, based upon the written advice of its counsel, that such action is required for the Board of Directors of the Company to comply with its fiduciary duties to shareholders under the MBCA.

Item 4. The Solicitation or Recommendation

   (a) Recommendation of the Board of Directors.

   The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interest of the shareholders of the Company. The Board of Directors unanimously recommends that all holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

   (b) Background; Reasons for the Recommendation.

   In the fall of 1998, the Company sought assistance from Lazard Freres & Co. LLC ("Lazard") regarding long-term strategic planning alternatives, including the potential sale of the Company. Beginning in September 1998, Lazard conducted detailed due diligence on the company and, together with the Company's management, conducted an analysis of various strategic alternatives available to the Company. On October 27, 1998, Lazard met with representatives of the Company and presented a detailed review of strategic alternatives.

   On January 4, 1999, the Company confirmed its retention of Lazard and J. I. Harris & Associates ("Harris"; and collectively with Lazard, the "Investment Bankers") to act as investment bankers to the Company in connection with the possible sale of the Company, an interest therein or a subsidiary or division thereof. Beginning in January 1999, at the instruction of the Board of Directors and based upon consultation with the Investment Bankers, Lazard contacted 89 strategic and financial parties regarding their possible interest in a potential transaction with the Company. As a result of these contacts, Lazard supplied 35 potential parties non-public information, all of which was subject to various confidentiality and nondisclosure agreements. On February 4, 1999, Lazard contacted Littlejohn & Co. LLC ("Littlejohn") to discuss the Company. On February 5, 1999, Littlejohn entered into a confidentiality agreement, a copy of which has been filed as Exhibit (c)(8) hereto, with the Company and began a due diligence review of the Company.

   On February 25, 1999, based on a continued interest in acquiring the Company and further due diligence, eleven interested parties, including Littlejohn, submitted preliminary indications of interest and were invited to conduct detailed due diligence reviews, including meetings with Company management, review of additional non-public information and tours of the Company's facilities. On February 25, 1999, a representative of Littlejohn advised Lazard that the Parent might be interested, subject to further due diligence, in acquiring the Company at an offer price between $15.50 and $17.50 per share.

   The remaining interested parties conducted additional due diligence reviews during March and April 1999. On March 22 and 25, 1999, representatives of Littlejohn visited the Company's facilities in Lapeer, Michigan, and Greencastle, Pennsylvania. The interested parties were then asked to submit written proposals setting forth the definitive terms and conditions of an offer to acquire all of the outstanding Shares and to provide comments on a proposed form of merger agreement. Two parties, including Littlejohn, submitted formal qualifying non-binding proposals on April 23, 1999. Littlejohn's proposal was to acquire 100% of the Shares at $16.50 per share.

   Following the receipt of the written proposals, the Board of Directors of the Company met by telephone conference on May 3, 1999, to consider the two proposals and to discuss the process of solicitation of interested parties with the Investment Bankers. At that meeting, based upon its judgment as to the two formal qualifying proposals received, the Board of Directors of the Company approved the execution by the Company of a letter agreement pursuant to which Littlejohn would obtain a continued period to conduct its due diligence investigation on an exclusive dealing basis through June 2, 1999. From April 26, 1999, Littlejohn and its financing source continued their due diligence review of the Company. The Company's Board of Directors discussed the status of Littlejohn's due diligence review at a meeting held on May 25, 1999. On June 3, 1999, the Company extended its exclusive dealing arrangement with Littlejohn through June 10, 1999.

   On June 9, 1999, representatives of the Company met with representatives of Littlejohn to discuss the results of Littlejohn's due diligence review which had revealed issues which, in the judgment of Littlejohn, precluded

Littlejohn from paying a $16.50 per Share purchase price as initially indicated in its April 23, 1999 proposal. During the meeting, representatives of Littlejohn indicated that they were prepared to move forward with the transaction, but at a price of $15.40 per Share. After further discussion, a representative of the Company agreed that he would recommend, subject to finalizing the terms of the Merger Agreement and the Shareholder Agreements, a $16.00 per Share purchase price. A representative of the Company also agreed to extend the exclusivity period through the close of business on June 10, 1999. Following such meeting, the parties worked to finalize the Merger Agreement and Littlejohn conducted confirmatory due diligence on several matters.

   The Board of Directors of the Company met on June 14, 1999 and considered Littlejohn's proposal to acquire the Shares for $16.00 per Share in cash and the proposed Merger Agreement and Stock Tender and Voting Agreements to be executed by certain shareholders of the Company. At the meeting, the Board of Directors reviewed the terms of the Merger Agreement and representatives of Lazard reviewed the transaction process. In addition, Lazard provided a draft form of opinion to the Board of Directors, to the effect that, based on and subject to certain matters stated therein, the consideration to be received by the Company's shareholders in the proposed transaction was fair to the shareholders from a financial point of view, informed the Board of Directors that Lazard would be prepared to deliver such opinion, assuming finalization of the Merger Agreement and the outstanding issues on acceptable terms and presented to the Board of Directors its valuation analysis of the Company. The Board of Directors thereupon, among other things, (i) determined by unanimous vote that the proposed acquisition of the Company by the Purchaser was fair to and in the best interests of the Company and its shareholders, (ii) authorized and approved the Merger Agreement and the Stock Tender and Voting Agreements and (iii) recommended by unanimous vote that the shareholders of the Company accept the Offer and tender their shares pursuant to the Offer, in each case subject to the resolution of the issues relating to Littlejohn's financing and Duramex.

   From June 14, 1999 through June 17, 1999, representatives of the Company and Littlejohn continued to negotiate the Merger Agreement and the Shareholder Agreements and review the term sheet and commitment letter issued to the Parent by BankBoston, N.A., regarding credit facilities to finance the acquisition of the Company. On June 17, 1999, the Company extended its exclusive dealing arrangement with Littlejohn through the end of that day. On June 17, 1999, the Board of Directors met by telephone conference. At that meeting, Lazard confirmed that it was prepared to deliver its written fairness opinion upon the terms of the transactions as described at that meeting. The Board of Directors discussed the results of such negotiations and review and reaffirmed by unanimous vote the resolutions adopted by the Board of Directors on June 14, 1999. On June 17, 1999, the Company, the Parent and the Purchaser executed the Merger Agreement and the Shareholders entered into the Shareholder Agreements with the Parent and the Purchaser.

   In reaching its conclusions described in Item 4(a) above, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

      (i) the presentation of Lazard as to various financial considerations deemed relevant to the Board of Directors' evaluation of the Offer and the Merger and the opinion of Lazard, dated June 17, 1999, that as of the date of its opinion and based upon and subject to certain matters stated in such opinion, the $16.00 per Share in cash to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such holders from a financial point of view. THE FULL TEXT OF THE WRITTEN FAIRNESS OPINION RECEIVED BY THE COMPANY FROM LAZARD, WHICH SETS FORTH THE ASSUMPTIONS MADE, THE MATTERS CONSIDERED AND THE LIMITATIONS ON THE REVIEW UNDERTAKEN BY LAZARD, IS ATTACHED HERETO AS EXHIBIT (E). SHAREHOLDERS ARE URGED TO CAREFULLY READ SUCH OPINION IN ITS ENTIRETY;

       (ii) the results of the extensive transaction process undertaken by the Investment Bankers to solicit proposals from third parties to acquire the Company, and in light of the process, the Company's belief that the Offer represented the best means available under the circumstances to provide shareholders with the greatest value and immediate liquidity for their Shares;

     (iii) information with respect to the financial condition, results of operations and business of the Company, on both a historical and prospective basis, and current industry, economic and market conditions;

     (iv) the Board of Directors' view as to the merits of the Offer relative to other strategic alternatives available to the Company; and

     (v) the terms and conditions of the Offer and the Merger, including, without limitation, the fact that, to the extent required by fiduciary obligations of the Board of Directors to the shareholders under Michigan law, but subject to the terms and conditions including the payment of a break-up fee of approximately $3.5 million and the reimbursement of certain expenses (with a maximum of $500,000), the Company may terminate the Merger Agreement in order to approve a tender offer or exchange offer for the Shares by a third party, or another type of business combination, on terms more favorable to the Company's shareholders than the Offer and the Merger.

   The Board of Directors did not assign weights to the individual factors and viewed their position and recommendation as being based on the totality of the information presented to and considered by them.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

   On January 4, 1999, the Company entered into an agreement with Lazard and Harris, confirming their retention as the Company's investment bankers in connection with the sale of the Company, including pursuant to the Offer and the Merger. Pursuant to such agreement, the Company agreed to pay Lazard and Harris a total transaction fee in cash equal to 1.5% (approximately $1.5 million) of the aggregate consideration paid in the Offer and the Merger upon completion of such transaction. In addition, whether or not the Offer or the Merger is completed, the Company has agreed to reimburse Lazard and Harris for all of their expenses incurred in connection with their engagement, including the fees and expenses of their counsel, and to indemnify them against certain expenses and liabilities incurred in connection with their engagement.

   In the ordinary course of business, Lazard and its respective affiliates may actively trade or hold the securities of the Company for their own accounts or for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

   The Company has retained D.F. King & Co., Inc., ("King") to provide consulting services to the Company in connection with the Transactions. King will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

   (a) To the best of the Company's knowledge, during the past 60 days, no transaction in the Shares has been effected by the Company or by any executive officer, director, affiliate, or subsidiary of the Company.

   (b) Not applicable.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

   (a) Except as described under Item 3, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale, or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for, or other acquisition of, securities by, or of, the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

   (b) Except as described under Items 3 and 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

   None.

Item 9. Material to Be Filed as Exhibits

   The following Exhibits are filed herewith:

(c)(1) The Company's Proxy Statement dated April 23, 1999, incorporated by reference to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 23, 1999

(c)(2) Indemnity Agreement, dated June 11, 1991, between the Company and Phillip Wm. Fisher, incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991

(c)(3) Indemnity Agreement dated August 8, 1991, between the Company and Robert Teeter, incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991

(c)(4) Indemnity Agreement, dated June 11, 1991, between the Company and David W. Wright, incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991

(c)(5) Indemnity Agreement, dated October 25, 1993, between the Company and Richard J. Jacob, incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 1993

(c)(6) Indemnity agreement, dated July 18, 1995 between the Company and David S. Aronow, incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995

(c)(7) Agreement and Plan of Merger dated as of June 17, 1999 among the Parent, the Purchaser and the Company

(c)(8) Confidentiality Agreement, dated February 5, 1999, between Littlejohn & Co., LLC and the Company and countersigned by Littlejohn & Co., LLC on February 8, 1999

(c)(9)     Stock Tender and Voting Agreement with David Aronow

(c)(10)    Stock Tender and Voting Agreement with Phillip Wm. Fisher

(c)(11)    Stock Tender and Voting Agreement with Richard J. Jacob

(c)(12)    Stock Tender and Voting Agreement with Robert M. Teeter

(c)(13)    Stock Tender and Voting Agreement with David W. Wright

(c)(14) Stock Tender and Voting Agreement with Max M. Fisher Revocable Trust, u/a/d August 13, 1988

(c)(15) Stock Tender and Voting Agreement with Martinique Charitable Remainder Unitrust

(c)(16)    Stock Tender and Voting Agreement with Wolverine Investors

(c)(17)    Stock Tender and Voting Agreement with 1990 Bronx Trust #1

(c)(18)    Stock Tender and Voting Agreement with 1990 Des Moines Trust #1

(d) Press Release dated June 18, 1999, with respect to the Merger Agreement and the Offer

(e)        Opinion of Lazard Freres & Co. LLC, dated June 17, 1999*

(f)        Letter to Shareholders dated June 25, 1999*
--------
   * Included in copies mailed to shareholders

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          DURAKON INDUSTRIES, INC.

                                          By: /s/ David W. Wright
                                             -----------------------------
                                              David W. Wright
                                              President and Chief Executive
                                              Officer

                                EXHIBIT INDEX

Ex. No.                          Description

   The following Exhibits are filed herewith:

(c)(1) The Company's Proxy Statement dated April 23, 1999, incorporated by reference to the Company's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 23, 1999

(c)(2) Indemnity Agreement, dated June 11, 1991, between the Company and Phillip Wm. Fisher, incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991

(c)(3) Indemnity Agreement dated August 8, 1991, between the Company and Robert Teeter, incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991

(c)(4) Indemnity Agreement, dated June 11, 1991, between the Company and David W. Wright, incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991

(c)(5) Indemnity Agreement, dated October 25, 1993, between the Company and Richard J. Jacob, incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 1993

(c)(6) Indemnity agreement, dated July 18, 1995 between the Company and David S. Aronow, incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995

(c)(7) Agreement and Plan of Merger dated as of June 17, 1999 among the Parent, the Purchaser and the Company

(c)(8) Confidentiality Agreement dated February 5, 1999, between Littlejohn & Co. LLC on February 8, 1999 and countersigned by Littlejohn & Co. LLC on February 8, 1999.


(c)(9)     Stock Tender and Voting Agreement with David Aronow

(c)(10)    Stock Tender and Voting Agreement with Phillip Wm. Fisher

(c)(11)    Stock Tender and Voting Agreement with Richard J. Jacob

(c)(12)    Stock Tender and Voting Agreement with Robert M. Teeter

(c)(13)    Stock Tender and Voting Agreement with David W. Wright

(c)(14) Stock Tender and Voting Agreement with Max M. Fisher Revocable Trust, u/a/d August 13, 1988

(c)(15) Stock Tender and Voting Agreement with Martinique Charitable Remainder Unitrust

(c)(16)    Stock Tender and Voting Agreement with Wolverine Investors

(c)(17)    Stock Tender and Voting Agreement with 1990 Bronx Trust #1

(c)(18)    Stock Tender and Voting Agreement with 1990 Des Moines Trust #1

(d) Press Release dated June 18, 1999, with respect to the Merger Agreement and Offer

(e)        Opinion of Lazard Freres & Co. LLC, dated June 17, 1999*

(f)        Letter to Shareholders dated June 25, 1999*
--------
   * Included in copies mailed to shareholders